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Division of Corporation Finance

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Washington, D.C. 20549-6010

Attention:	Nicholas O’Leary
Katherine Bagley
Kristin Lochhead
Li Xiao

Re:	CeriBell, Inc.
Response to Letter dated August 23, 2024
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 5, 2024
CIK No. 0001861107

To the addressee set forth above:

CeriBell, Inc. (the “Company”) has filed with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on June 24, 2024, as amended by Amendment No. 1 to the draft Registration Statement submitted on a confidential basis on August 5, 2024 (“Amendment No. 1”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 received on August 23, 2024 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto.

August 26, 2024

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.
We note your response to comment 3 and your revised disclosure on page 94, but your revisions are not completely responsive to our comment. Please revise your prospectus summary to disclose how patient care and clinical outcomes are measured. Footnote disclosure or cross-references may be appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 1, 68, 87, and 94 of the Registration Statement accordingly to include additional disclosure regarding how the Company measures patient care and clinical outcomes and to include cross references.

Market Opportunity, page 3

2.
We note your revisions in response to comment 4, including your amended disclosure on page 95. Please revise your prospectus summary to briefly describe the basis for your estimate of your addressable market opportunity. A cross reference or footnote disclosure may be appropriate. Also, your response indicates that the company does not believe “the average selling prices of the hardware and software components of its solution is information that is material to an understanding of the Company's estimate of its total annual addressable market opportunity, in the context of the other details included in Amendment No. 1. The Company has determined the average selling price for the hardware and software components of its solution in light of the value of its solution, competitive benefits, market dynamics, customer demand, competitive pressures and other relevant factors.” Please further explain why the average selling prices of hardware and software components of the company's product are not material to an understanding of the company's total annual addressable market opportunity, given that the market opportunity of $2 billion appears to be tied to your ability to sell your hardware and software at a certain average price.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 3, 88, and 95-96 of the Registration Statement accordingly to include the list prices of the Company’s headband and monthly subscription to Clarity (before market-based discounts) to provide further information related to the Company’s addressable market calculations. The Company believes these list prices provide a reasonable basis for its addressable market estimates.

August 26, 2024

Risk Factors

We rely on third parties . . ., page 32

3.
We note your revisions in response to prior comment 7. To the extent that any of these collaboration agreements are material, please identify the relevant agreement and include a description of the material terms of each of these agreements in your filing, including rights and obligations, financial terms including amounts paid to date, aggregate milestone amounts to be paid or received, the royalty range and term, as applicable, term, and termination provisions. Please also file these agreements as exhibits.

Response: The Company respectfully advises the Staff that none of the Company’s agreements with investigators or collaborators to conduct or support portions of the Company’s preclinical studies and clinical trials are material from either a quantitative or qualitative perspective. These agreements are immaterial in amount and the Company’s business is not dependent on them.

Use of Proceeds, page 61

4.
We note your disclosure that you “currently intend to use the net proceeds from this offering to fund sales and marketing efforts, fund research and product development activities, conduct or sponsor clinical studies, and for general corporate purposes, including working capital, operating expenses, and capital expenditures.” Please revise to clarify the approximate amount of your net proceeds for each of the principal purposes listed in your disclosure, if known. Please also clarify the products for which you intend to “conduct or sponsor clinical studies,” and the stage of development you expect to reach with proceeds from the offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 8, 51, and 61 of the Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Sources of Liquidity, page 80

5.
Please revise your disclosure in this section to provide additional detail about the material terms of the relevant loans, including, as discussed in your revised disclosure on page F-23, that the SVB Loan carries a variable per-annum interest rate at the Prime Rate subject to the floor of 6.00%, the Horizon Loan carries a variable per-annum interest rate at the Prime Rate plus 2.75%, subject to the floor of 9.25%, and that the Company is also required to pay end-of-term fees of 4.0% per tranche drawn on the Maturity Date or upon repayment of the amounts due to the Lenders under the VLSA. In addition, please disclose that the Revolving Facility includes additional fees of $300,000 million that are payable regardless of whether any amounts are drawn. As a related matter, we note your disclosure on page F-23 that “[u]pon execution of the VLSA, the Company paid to the Lenders $245,000 and issued

August 26, 2024

warrants to purchase 106,263 shares of the Company’s Series C-1 Preferred Stock at a price of $4.47 per share (‘Initial Warrants’).” Please revise your disclosure here to include a discussion of these terms.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 80, F-22, and F-23 of the Registration Statement accordingly.

Business

Invest in further growing our base of clinical evidence, page 91

6.
We note your revisions and response to prior comment 15, but we are not persuaded by your response. Please revise to identify the studies you are sponsoring and supporting, including the parties that will perform the studies, the trial design, and primary end points of the studies.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 91, and 117-118 of the Registration Statement accordingly.

Other Potential Opportunities Beyond Seizures, page 95

7.
We note your revised disclosure in response to comments 19, 20, and 25, including that you have not yet applied for marketing authorization from the FDA for the use of the Ceribell System relating to delirium or ischemic stroke, and that prior to commercialization within these indications, you would need to apply for and obtain the required marketing authorizations. Please revise to clearly disclose when you expect to apply for marketing authorizations from the FDA, that you have no intended timeline for commercialization of the services related to these two indications, and that there is no guarantee you will obtain the required authorizations. Please also clarify how you determined, based on the average selling price of your headband, that expansion of your indications could represent an incremental, multi-billion-dollar market opportunity, given that your headbands have not been used for these indications and that you have no timeline for commercialization of your Ceribell System relating to these indications. Finally, provide a brief description of the ongoing research and active clinical studies, if any, related to these two indications. In this regard, we note your disclosure on page 118.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 95-96 of the Registration Statement accordingly.

August 26, 2024

Our Addressable Market Opportunity in Seizures, page 95

8.
We note your response to comment 18. Please revise to state, as you do in your response, that you do not have specific, intended timing at this stage of development: (i) for pursuing additional regulatory clearances in Europe, or (ii) to commercialize your product in Europe.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 4, 68, 88, 91, 96, and 101 of the Registration Statement accordingly to include the revised statement and to note that the Company intends to pursue additional clearances in Europe within two to four years of its initial public offering.

Our Clinical Results and Economic Evidence, page 101

9.
We note your footnote disclosure on page 117 including “Study was supported, sponsored, or funded by Ceribell.” Please clarify the difference between supported, sponsored, or funded, and clarify which of the studies noted in the table are included in each category.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 103-118 of the Registration Statement accordingly.

Intellectual Property, page 120

10.
We note your revisions in response to prior comment 27; however, these revisions do not appear to be completely responsive to our comment. Please revise your intellectual property disclosure to clearly describe in tabular form, for each material patent or group of patents or pending patent applications: (i) the specific products, product groups, and technologies to which such patents relate, (ii) whether the patents are owned or licensed, (iii) the type of patent protection, (iv) patent expiration dates, and (v) jurisdiction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 123-127 of the Registration Statement accordingly.

Underwriting

Directed Share Program, page 165

11.
We note your disclosure here and throughout the prospectus regarding your directed share program. Please revise your prospectus to clarify, where appropriate:
•
whether the participating employees in the directed share program include any directors, officers, business associates, and related persons;
•
the “certain minimum requirements” for the directed share program; and

August 26, 2024

•
the risks associated with the participants of the directed share program not being subject to a 180-day lock-up restriction.

In addition, please expand your disclosure to address the process that prospective participants will follow to participate in the program, the manner by which you will communicate with prospective participants about the program, when and how you will determine the allocation for the program, whether such allocation will change depending on the interest level of potential participants, and any other material features of the program.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it no longer intends to implement a directed share program. The Company has revised its disclosure throughout the Registration Statement accordingly.

Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-8

12.
You disclose that you provide product warranties at page 117. Please revise to provide all required disclosures under ASC 460-10-50 related to product warranties, where applicable.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 118 of the Registration Statement accordingly to disclose that product warranties are not material. The Company further advises the Staff that the Company’s recorder and headband warranty obligations are not material, and therefore the Company has not included disclosures under ASC 460-10-50 related to product warranties.

* * *

August 26, 2024

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-2677 or by email at kathleen.wells@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Kathleen Wells

Kathleen Wells, Esq.
of LATHAM & WATKINS LLP

cc:	Jane Chao, Ph.D., CeriBell, Inc.
Scott Blumberg, CeriBell, Inc.
Louisa Daniels, CeriBell, Inc.
John Williams, Latham & Watkins LLP
Richard Kim, Latham & Watkins LLP
Ilir Mujalovic, Allen Overy Shearman Sterling US LLP